GRUPO INDUSTRIAL SALTILLO

For Immediate Release

Grupo Industrial Saltillo Reports Third Quarter 2006 Results

Saltillo, Mexico, October 27, 2006 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, today announced results for the three-month period ended September 30, 2006[1].

THIRD QUARTER 2006 FINANCIAL HIGHLIGHTS[1]

- Consolidated revenues rose 5% to Ps.2,549 million. In dollar terms, revenues rose 6% year-over-year to US$231 million. Excluding the Bathroom Fixtures business which was divested on May 31, 2006, consolidated sales rose 12% during the period.
- Operating income was Ps.57 million, or a 2% margin, compared with Ps.0 million in 3Q05. Operating income in dollar terms was US$5.
- Consolidated EBITDA rose 30% to Ps.246 million. EBITDA margin rose YoY to 10% from 8%. In dollar terms, EBITDA was US$22 million, up from US$17 million in 3Q05
- The company posted a net majority gain of Ps.28 million (US$2.5 million), or gain per ordinary share of Ps.0.09 (US$0.05 per ADS). This compares with a net majority loss of Ps.21 million (US$2 million) for 3Q05, or a loss per ordinary share of Ps 0.07 (US$0.04 per ADS).

Third Quarter 2006 Earnings Conference Call
(Please note that the conference call will be held in Spanish)

Date:	Monday, October 30, 2006
Time:	1:30 PM US EST – 12:30 PM Mexico time
Dial Information:	(800) 344-1005 (US & Canada); (706) 634-1333 (International)
Passcode:	9517575
Tape Playback:	Starting Monday, October 30, 2006, at 2:30 PM US EST, ending at midnight EST on Monday, November 4, 2006. Dial-in Number: (800) 642-1687 (US & Canada), (706) 645-9291 (International). Confirmation Code: 9517575.

[1] Unless otherwise indicated, all financial and operating data discussed in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico and in constant Mexican pesos as of September 30, 2006. All dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each quarter by the applicable average exchange rate for that quarter.

Revenues

Table 1: Total Sales

	3Q06	2Q06	3Q05	YoY % Change	QoQ % Change	9M06	9M05	YoY % Change
Revenues (Million Pesos)	2,549	2,692	2,430	5%	(5%)	7,782	7,168	9%
Metal and Automotive	*1,316*	*1,412*	*1,109*	*19%*	*(7%)*	*3,957*	*3,410*	*16%*
Building Materials	*962*	*976*	*1,087*	*(12%)*	*(1%)*	*2,962*	*2,957*	*0%*
Housewares	*271*	*304*	*233*	*16%*	*(11%)*	*863*	*801*	*8%*
Domestic Sales	1,035	1,075	1,072	(3%)	(4%)	3,217	3,077	5%
Exports	1,514	1,617	1,358	11%	(6%)	4,564	4,092	12%
Revenues (Million Dollars)	231	237	217	6%	(3%)	704	624	13%
Metal and Automotive	*119*	*124*	*99*	*20%*	*(4%)*	*358*	*297*	*21%*
Building Materials	*87*	*86*	*97*	*(10%)*	*1%*	*268*	*258*	*4%*
Housewares	*25*	*27*	*21*	*18%*	*(8%)*	*78*	*70*	*12%*
Volume								
Metal and Automotive				*22%*	*(3%)*			*23%*
Building Materials				*4%*	*19%*			*7%*
Housewares				*18%*	*(2%)*			*8%*

Excluding the Bathroom Fixtures business, which was divested on May 31, 2006, consolidated revenues rose 12% and Building Material revenues were up 4%.

Revenues showed an YoY improvement, mainly driven by the ongoing recovery in volumes at the Iron Foundry Engine Blocks and Heads businesses, and strong growth at the water heaters business driven by the strong economic environment in Mexico and the success of the company's commercial strategy. YoY comparisons also reflect the effect of past commodity and energy surcharges at the gasoline, diesel, and auto parts iron foundries. In dollar terms, consolidated revenues for the quarter rose 6% YoY.

Exports for the quarter, excluding bathroom fixtures, rose 18%, mainly reflecting higher exports of iron blocks and heads for the diesel and gasoline automotive units, as well as higher ceramic tiles exports reflecting increased demand. Aluminum engine exports rose principally as a result of the start up of the four cylinder engine head. Domestic sales, excluding bathroom fixtures, fell 5%, mainly as a result of lower sales at the Ceramic Tiles business, which more than offset the increase at the Water Heaters business.

<u>Outlook</u>

For 4Q06 management expects YoY sales growth to be driven by incremental volumes at the Iron Foundry, principally by higher sales volumes to GM and Caterpillar. Strong volume growth at the Ductile Iron Auto Parts business, mainly a result of the ramping-up of new castings, is also expected to drive volume growth. Volumes are anticipated to benefit from a continued gradual volume recovery at the aluminum business. YoY sales comparisons are also expected to benefit from higher prices and energy surcharges. Management also anticipates continued YoY sales growth at the Water Heaters business.

Operating Income

Table 2: Operating Income and EBITDA

	3Q06	2Q06	3Q05	YoY % Change	QoQ % Change	9M06	9M05	YoY % Change
Operating Income								
Million Pesos	57	159	(0)	N/A	(64%)	286	99	189%
Margin	*2%*	*6%*	*(0%)*			*4%*	*1%*	
Million Dollars	5	14	(0)	N/A	(63%)	26	9	201%
EBITDA								
Million Pesos	246	355	189	30%	(31%)	861	676	27%
Margin	*10%*	*13%*	*8%*			*11%*	*9%*	
Million Dollars	22	31	17	32%	(29%)	78	59	32%

During the quarter, the company posted a Ps.57 million operating income, compared with Ps.0 million in 3Q05. Operating margin rose to 2% from 0% in the year-ago period. This YoY improvement was principally driven by a strong performance at the Automotive and Water Heater businesses, which more than offset weaker results at the Ceramic Tiles business.

Excluding the Bathroom Fixtures business, operating income would have increased over 600% year over year.

EBITDA for 3Q06 increased by 30% YoY to Ps.246 million, with EBITDA margin up to 10% from 8% during the period.

Outlook

For 4Q06 management expects consolidated operating income to improve YoY, mainly due to procedures implemented to gradually reduce cost overruns and production inefficiencies at the Automotive Division, higher sales, better cost absorption from the ramping-up of new production plants, and the positive impact of higher prices resulting from past commodity and energy surcharges implemented in 2Q06. Higher capacity utilization at the Ceramic and Water Heaters businesses is also expected to contribute to the improvement in operating income.

Comprehensive Financial Cost (CFC)

Table 3: Comprehensive Financial Cost

	3Q06	2Q06	3Q05	9M06	9M05
CFC	(11)	112	28	167	26
Financial Expenses	68	67	71	206	176
Financial Income	(23)	(29)	(24)	(73)	(78)
Foreign Exchange Fluctuation	(6)	20	11	32	(3)
Derivatives	(31)	46	(15)	40	(53)
Monetary Loss	(20)	8	(16)	(39)	(17)

CFC for the quarter was a loss of Ps.11 million, compared with a gain of Ps.28 million for the same period last year. This resulted mainly from non-cash foreign exchange fluctuations and a non-cash loss from the mark-to-market of cross-currency swap agreements. The latter mainly resulted from the Peso/Dollar depreciation during the

period. CFC also reflects financial cash income of Ps.23 million from exchange rate gains and higher yields on the securities cash position.

Other Income or Expenses

During the quarter the Company recorded a Ps.4 million extraordinary net loss reflecting legal fees in connection with a litigation won in 2Q06. This compares with a Ps.10 million extraordinary net loss in 3Q05 as a result of the divestiture of non-core the sand-paper business.

Majority Net Income

The company posted a net majority gain of Ps.28 million (US$2.5 million), or gain per ordinary share of Ps.0.09 (US$0.05 per ADS). This compares with a net majority loss of Ps.21 million (US$2 million) for 3Q05, or a loss per ordinary share of Ps 0.07 (US$0.04 per ADS).

Capital Expenditures

During the quarter the Company made capital investments totaling US$30 million. Of these, US$25 million were invested in the new iron foundry. This new foundry is a JV with Caterpillar Inc. and will begin production in early 2Q07. Capex also includes almost US$2 million invested in the aluminum business.

Debt Structure

Consolidated gross debt as of September 30, 2006 totaled Ps.3,607 million, of which 70% was long-term. Consolidated gross debt increased YoY by 10.1%, from Ps.3.276 million, as of September 30, 2005.

Net debt, calculated as total debt minus cash and cash equivalents, increased YoY by 7.4% to Ps.2,423 million, from Ps.2,256 million as of September 30, 2005. As of September 30, 2006, the company had a cash balance of Ps.1,184 million.

At the end of the quarter the Debt/EBITDA ratio according to the calculation established in the covenants of the Certificados Bursatiles (CEBUR'S) was 2.92 while the Net Debt/EBITDA was 1.96.

Table 4: Debt Indicators

	3Q06	2Q06	3Q05
Total Debt	**3,607**	**3,674**	**3,276**
- Short-Term Debt	1,048	1,195	274
- Long-Term Debt	2,484	2,314	2,933
- Other contingent liabilities	74	164	69
Cash and Cash Equivalents	1,184	1,474	1,020
Total Net Debt	2,423	2,199	2,256
Leverage			
- Total Debt / LTM EBITDA	2.92	3.12	2.94
Interest Coverage			
- EBITDA / Net Interest Expense	5x	4x	4x

METAL AND AUTOMOTIVE

For 3Q06 Metal and Automotive revenues represented 52% of the Company's consolidated net sales. Revenues in Mexican Pesos were positively impacted by the 2% depreciation of the Mexican Peso against the US dollar, as 100% of the revenues of this division are tied to the US dollar.

Revenues

Table 5: Sales - Metal and Automotive Division

	3Q06	2Q06	3Q05	YoY % Change	QoQ % Change	9M06	9M05	YoY % Change
Sales (Million Pesos)	1,316	1,412	1,109	19%	(7%)	3,957	3,410	16%
Sales (Million Dollars)	119	124	99	20%	(4%)	358	297	21%
*Aluminum B & H (Gasoline)**	*42*	*45*	*39*	*8%*	*(7%)*	*130*	*123*	*6%*
*Iron Engine B & H (Diesel)**	*35*	*33*	*29*	*22%*	*7%*	*100*	*80*	*25%*
*Iron Engine B & H (Gasoline)**	*26*	*31*	*19*	*35%*	*(15%)*	*83*	*63*	*33%*
*Iron Autoparts**	*16*	*16*	*12*	*38%*	*3%*	*45*	*30*	*48%*

* Figures expressed in US$, as 100% of total sales of this division are US$ denominated.

Revenues for 3Q06 rose 19% to Ps. 1,316 million, principally as a result of growth across all businesses. Revenues in US dollars for the same period rose 20%.

- Aluminum Blocks & Heads: Volume rose 2% YoY as a result of an increase in exports resulting from higher demand for 4 cylinder heads. Sales in US dollars were up 8% mainly due to an improved product mix.

- Diesel Iron Blocks & Heads: Volume rose 20% YoY as a result of incremental sales to Caterpillar. Revenues in US dollars, in turn, rose 22%, reflecting surcharges negotiated in 2Q06 and higher YoY prices.

- Gasoline Iron Blocks & Heads: The 28% YoY increase in volume was principally driven by additional sales to GM, while sales in US dollars rose 35%, reflecting the benefits of commodity and energy surcharges negotiated during the 2Q06.

- Iron Auto Parts: The ongoing ramping up of operations of the Irapuato plant resulted in a 24% YoY increase in volume. Revenues in US dollars rose 38%, mainly reflecting higher YoY prices and energy surcharges negotiated in 2Q06.

Outlook

For 4Q06 management expects YoY sales growth to be driven by incremental volumes at the four businesses as well as the effect from higher prices and energy surcharges implemented in 2Q06.

Operating Income, EBITDA and Margin

Table 6: Operating Income and EBITDA - Metal and Automotive Division

	3Q06	2Q06	3Q05	YoY % Change	QoQ % Change	9M06	9M05	YoY % Change
Operating Income								
Million Pesos	(35)	42	(105)	N/A	N/A	(29)	(151)	N/A
Margin	*(3%)*	*3%*	*(9%)*			*(1%)*	*(4%)*	
Million Dollars	(3)	4	(9)	N/A	N/A	(3)	(13)	N/A
EBITDA								
Million Pesos	85	162	(2)	N/A	(47%)	325	162	101%
Margin	*6%*	*11%*	*(0%)*			*8%*	*5%*	
Million Dollars	8	14	(0)	N/A	(46%)	29	14	111%

During the quarter the division posted a Ps.35 million operating loss compared with a Ps.105 million operating loss in 3Q05. Operating margin improved to negative 3% from negative 9% in 3Q05. EBITDA for the quarter was Ps.85 million, up from negative Ps.2 million in 3Q05. EBITDA margin rose to 6% from 0% in 3Q05.

The improvement in operating income is principally explained by incremental volumes, and higher YoY prices, both of which contributed to improve cost absorption. The significant YoY reduction in quality and non-quality-related cost overruns at the Diesel Iron Blocks and Heads and Aluminum foundries also contributed to the improvement in operating income. This more than offset:

- Higher depreciation related to the new four-cylinder aluminum heads production line, and
- A US$1.4 million one-time charge resulting from an incident in one of the Aluminum foundry's equipment. The company already replaced the damaged equipment during 3Q06 and expects to partially recover the losses associated with this incident from the insurance companies.

The sequential decline in operating income, however, was mainly the result of:

- Lower sales volumes resulting from OEM´s model year changes;
- The inclusion in 2Q06 of energy surcharges and price increases back-dated to 1Q06; and
- The above-mentioned US$1.4 million one-time charge related to operational issues at the Aluminum foundry.

Measures Implemented to Resolve Cost Overruns

Management continues to address the cost overruns at these businesses in order to improve execution, quality, and customer service. The scrap index, a standard quality indicator for the industry, improved 30% YoY at the Diesel Iron Block and Heads and Auto Parts businesses. Operating efficiencies such as man hours per ton and overtime ratios also improved at both foundries.

Outlook

For 4Q06 the Company expects a continued gradual recovery in operating income as a result of quality improvements as well as productivity gains at the Iron, Aluminum, and Auto Parts businesses.

BUILDING MATERIALS

For 3Q06, Building Materials revenues represented 38% of the Company's consolidated net sales.

Revenues

Table 7: Sales - Building Materials Division

	3Q06	2Q06	3Q05	YoY % Change	QoQ % Change	9M06	9M05	YoY % Change
Sales (Million Pesos)	962	976	1,087	(12%)	(1%)	2,962	2,957	0%
*Ceramic Tiles**	*634*	*609*	*654*	*(3%)*	*4%*	*1,805*	*1,775*	*2%*
*Water Heaters**	*283*	*195*	*223*	*27%*	*45%*	*715*	*570*	*25%*
*Bathroom Fixtures**	*0*	*115*	*162*	*N/A*	*(104%)*	*281*	*449*	*(37%)*

Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 85% of total sales of this division.

Revenues for 3Q06 fell 12% YoY to Ps.962 million. Excluding the bathroom fixtures business, which was divested on May 31, 2006, Building Materials sales rose 4%.

- Ceramic Tiles: sales declined 3% with volume down 6%. The decline in sales resulted from the combination of a 6% decrease in domestic sales, which more than offset the 9% increase in exports. The decline in domestic sales reflects advanced purchased in 3Q05 in anticipation of a price increase introduced in October 2005.
- Water Heaters: volumes rose 31% with sales up 27% YoY, driven by a more aggressive commercial strategy and continued strong sales to the domestic market across all price segments, with an increase in the share of low-end products.

Outlook

For 4Q06 management expects sales to improve YoY based on new product launches at the Water Heaters business and a strong domestic economic environment.

Operating Income, EBITDA and Margins.

Table 8: Operating Income and EBITDA - Building Materials Division

	3Q06	2Q06	3Q05	YoY % Change	QoQ % Change	9M06	9M05	YoY % Change
Operating Income								
Million Pesos	97	75	134	(28%)	28%	253	235	8%
Margin	*10%*	*8%*	*12%*			*9%*	*8%*	
Million Dollars	9	7	12	(27%)	32%	23	21	11%
EBITDA								
Million Pesos	154	140	204	(25%)	11%	439	454	(3%)
Margin	*16%*	*14%*	*19%*			*15%*	*15%*	
Million Dollars	14	12	18	(24%)	14%	40	40	0%

Operating income for 3Q06 fell 28% YoY to Ps.97 million while operating margin declined to 10%, from 12% in 3Q05. EBITDA fell 25% in the same period, with margin down to 16% from 19% in 3Q05. Excluding the Bathroom Fixtures business, operating income would have declined 22%.

The decrease in operating income resulted principally from:

- Lower ceramic tiles volumes;
- Lower cost absorption from the start up of the new porcelain ceramic plant;
- Higher depreciation costs associated with the new porcelain ceramic tiles plant; and
- An extraordinary Ps.9 million on-time, non-cash charge as a result of a provision for doubtful accounts receivables.

Profitability at the Water Heaters business improved during the quarter as a result of the successful implementation of a strict cost control program, as well as the strong increase in volumes.

Outlook

For 4Q06 management expects a YoY recovery in operating income through higher capacity utilization at Ceramic Tiles and Water Heaters.

HOUSEWARES

For 3Q06, Housewares revenues represented 11% of the Company's consolidated net sales.

Revenues

Table 9: Sales - Housewares Division

	3Q06	2Q06	3Q05	YoY % Change	QoQ % Change	9M06	9M05	YoY % Change
Sales (Million Pesos)	271	304	233	16%	(11%)	863	801	8%
*Kitchenware Products**	*200*	*213*	*164*	*22%*	*(6%)*	*618*	*568*	*9%*
*Tableware Products**	*74*	*88*	*65*	*15%*	*(15%)*	*241*	*223*	*8%*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales of this division.

Revenues for 3Q06 rose YoY by 16% to Ps.271 million with growth at both Tableware and Kitchenware.

- Kitchenware: volume and sales increased 22% each, reflecting new product launches, exports to the US and Latin America, and the ongoing recovery in the wholesale channel through the implementation of various promotional activities.
- Tableware: volume rose 7% YoY with sales up 15%, reflecting an improved product mix.

Outlook

For 4Q06 management expects YoY sales-growth to be driven by the implementation of a more aggressive commercial strategy, including increased exports and access to new markets, increased outsourcing, introduction of new complementary product lines, and ongoing promotional campaigns in the domestic market.

Operating Income, EBITDA and Margins

Table 10: Operating Income and EBITDA - Housewares Division

	3Q06	2Q06	3Q05	YoY % Change	QoQ % Change	9M06	9M05	YoY % Change
Operating Income								
Million Pesos	(4)	25	(29)	N/A	N/A	46	15	201%
Margin	*(2%)*	*8%*	*(12%)*			*5%*	*2%*	
Million Dollars	(0)	2	(3)	N/A	N/A	4	1	242%
EBITDA								
Million Pesos	6	37	(14)	N/A	(83%)	81	61	32%
Margin	*2%*	*12%*	*(6%)*			*9%*	*8%*	
Million Dollars	1	3	(1)	N/A	(83%)	7	5	41%

During 3Q06 the company posted an operating loss of Ps.4 million, compared with an operating loss of Ps.29 million in 3Q05. Operating margin improved to negative 2%, from negative 12% in the same quarter last year, driven by the increase in volumes. EBITDA improved to Ps.6 million, from negative Ps.14 million in 3Q05. EBITDA margin was 2%, up from negative 6% in 3Q05.

The sequential decline in operating income and EBITDA resulted from higher raw material costs and lower sales volumes in 3Q06.

Outlook

For 4Q06 management expects operating income to recover slightly, driven by increased sales, capacity utilization, and productivity gains.

KEY DEVELOPMENTS

Technocast Secures US$50 Million Syndicated Bank Facility
On September 20, 2006 the company's subsidiary Technocast, a JV with Caterpillar Inc., secured a credit facility of an aggregate principal amount of US$50 million.

The facility has a six-year maturity and provides the company with the option to draw down funds as required during the first two years. It also has a grace period of 3 years during which it is not required to make repayments of principal.

Technocast is a joint venture between GISSA, which holds 67%, and Caterpillar Inc. to manufacture diesel engine blocks and cylinder heads. Production at this new plant is expected to begin in the second half of 2007. This new foundry will require a total investment of US$150 million tied to a long-term supply agreement with Caterpillar. Half of the capital requirements will be met by the owners and half by long-term debt.

ABOUT GRUPO INDUSTRIAL SALTILLO
Grupo Industrial Saltillo, S.A. de C.V., is one of Mexico's leading industrial companies. The Company operates in three industry segments with combined annual revenues of US$858 million for fiscal year 2005. The Metal and Automotive segment operates Castech, an aluminum foundry as well as the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, and Ditemsa plants. The Building Products segment includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares segment includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

Contacts:

GISSA

Arturo D'Acosta
Finance and Administration Corporate Director
Tel.: 011-52-844-411-1030
E-mail: adacosta@gis.com.mx

Héctor Zamorano
Treasury and Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone Group

Susan Borinelli
Tel.: 646-452-2333
E-mail: sborinelli@breakstone-group.com

Michael Fehle
Tel: 646-452-2336
E-mail: mfehle@breakstone-group.com

- FINANCIAL TABLES TO FOLLOW -

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, in millions of constant pesos as of September 30, 2006)

	As of September 30,	
	2006	**2005**
ASSETS		
Current		
Cash and temporary investments	1,184	1,020
Trade receivables, net	2,234	2,090
Other receivables	252	228
Inventories	1,008	982
Other assets	31	492
Property, Plant and Equipment	**7,115**	**6,780**
Other Assets	**1,114**	**902**
TOTAL ASSETS	**12,938**	**12,495**
LIABILITIES		
Current		
Short term debt	139	185
Current portion of long term debt	910	90
Suppliers	1,525	1,250
Other liabilities (Income tax, EPS, and others)	565	596
Long term		
Long term debt	2,484	2,933
Deferred taxes	625	779
Long term sundry creditors	2	63
Stockholders' Equity	**6,688**	**6,600**
Total Liabilities and Stockholders' Equity	**12,938**	**12,495**

Financial Structure

	Third Quarter	
	2006	**2005**
Net Debt	2,423	2,256
Cash Position	1,184	1,020
EBITDA/Interest Expense[1]	5x	4x
Debt to EBITDA[2]	2.92	2.94

[1] Trailing twelve months EBITDA to trailing twelve months interest expense.
[2] Debt to twelve months EBITDA.

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, All numbers, except EPS in millions of constant pesos as of September 30, 2006)

INCOME STATEMENT	Three-Month Period Ended September 30			Nine-Month Period Ended September 30		
	2006	2005	% Change	2006	2005	% Change
Net Sales	**2,549**	**2,430**	**5%**	**7,782**	**7,168**	**9%**
Metal Mechanical Division	1,316	1,109	19%	3,957	3,410	16%
Building Materials Division	962	1,087	(12%)	2,962	2,957	0%
Housewares Division	271	233	16%	863	801	8%
Cost of Sales	2,184	2,091	4%	6,580	6,091	8%
Operating expenses	308	339	(9%)	916	978	(6%)
Operating Income	**57**	**0**	N/A	**286**	**99**	**189%**
Metal Mechanical Division	(35)	(105)	N/A	(29)	(151)	N/A
Building Materials Division	97	134	(28%)	253	235	8%
Housewares Division	(4)	(29)	N/A	46	15	201%
EBITDA	**246**	**189**	**30%**	**861**	**676**	**27%**
Metal Mechanical Division	85	(2)	N/A	325	162	101%
Building Materials Division	154	204	(25%)	439	454	(3%)
Housewares Division	6	(14)	N/A	81	61	32%
Comprehensive Financial Cost	**(11)**	**28**		**167**	**26**	
Financial expenses	68	71		206	176	
Financial income	(23)	(24)		(73)	(78)	
Foreign exchange fluctuation	(6)	11		32	(3)	
Derivatives	(31)	(15)		40	(53)	
Monetary gains	(20)	(16)		(39)	(17)	
Other Expenses, Net	4	10		(18)	(6)	
Income Tax	31	(24)		37	4	
Employees' profit sharing	3	3		11	14	
Net Income	33	(17)	N/A	93	67	**40%**
Minority Interest	5	4	24%	16	52	(70%)
Net Income of Majority Interest	28	(21)	N/A	78	14	**451%**
Net Income per Share	0.09	(0.07)	N/A	0.26	0.05	450%
Net Income per ADS	0.56	(0.41)	N/A	1.53	0.28	450%
Operating cash flow per share	0.81	0.62	30%	2.83	2.22	27%
Operating cash flow per ADS	4.84	3.72	30%	16.97	13.35	27%
# of Shares Outstanding	304,271	304,109		304,271	304,109	

MARGINS	Three- Month Period Ended September 30		Nine-Month Period Ended September 30	
	2006	2005	2006	2005
Operating Margin	**2%**	**0%**	**4%**	**1%**
Metal Mechanical Division	*(3%)*	*(9%)*	*(1%)*	*(4%)*
Building Materials Division	*10%*	*12%*	*9%*	*8%*
Housewares Division	*(2%)*	*(12%)*	*5%*	*2%*
EBITDA Margin	**10%**	**8%**	**11%**	**9%**
Metal Mechanical Division	*6%*	*0%*	*8%*	*5%*
Building Materials Division	*16%*	*19%*	*15%*	*15%*
Housewares Division	*2%*	*(6%)*	*9%*	*8%*
Net Income Margin	**1%**	**(1%)**	**1%**	**0%**